FOURTH BANK LOAN CERTIFICATE OF NOTIFICATION

                             (Fourth Quarter - 1996)

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8799.



Savannah Electric and Power Company (SAVANNAH) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the fourth quarter of 1996, SAVANNAH had:-

Short-term and/or term loan notes outstanding - $35,000,000;

Commercial paper to dealers outstanding - $0; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0.




                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: February 13, 1997            SAVANNAH ELECTRIC AND POWER COMPANY


                                    By:      /s/  Wayne Boston
                                           Wayne Boston, Assistant Secretary